SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 06/29/2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                                                  Windmill Court
                                                                  Millfield Lane
                                                                 Lower Kingswood
                                                                        Tadworth
                                                                Surrey  TK20 6RG
                                                        Telephone:  01737 836735

Marconi Corporation Plc
34 Grosvenor Square
London
W1K 4HD

ATTN:  Helen Lewis

Direct Fax: 020 7491 1788
Tel: 020 7493 8484

29 June 2005


Dear Ms Lewis

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Alkesh Patel on 01737 837 092 or by Fax on 01737 837 450.


Yours faithfully

Alkesh Patel
Regulatory Reporting Analyst



Amendment 37


NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT


1.   Company in which shares are held:  Marconi Corporation Plc

2.   Notifiable Interest:  Ordinary Shares and ADRs

     (A)  FMR Corp.
          82 Devonshire Street
          Boston, MA 02109

          Parent holding company of Fidelity Management & Research Company (FMRCO), Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), as US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

     (B)  Fidelity International Limited (FIL)
          P.O. Box HM 670
          Hamilton HMCX, Bermuda

          Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL). Fidelity Gestion (FIGEST), Fidelity Investment Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3.   The notifiable interests also comprise the notifiable interest of:

     Mr Edward C Johnson 3d
     82 Devonshire Street
     Boston, MA 02109

     A principal shareholder of FMR Corp. and Fidelity International Limited

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMS Corp. and its direct and indirect subsidiaries. Fidelity International Limited and its direct and indirect subsidiaries of Mr. Edward C Johnson 3d act as a group or in concert in respects of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


By Rani Jadu
Regulatory Reporting Manger, FIL - Investment Compliance
Duly authorised under Powers of Attorney dated August 25, 2004 by Eric D Roiter by and on behalf of FMR Corp, and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.



Schedule A


SECURITY:  MARCONI CORPORATION PLC    AMENDMENT 37

                              Shares held Management  Nominee / registered name
                                          company
                                   19,700 FIA(K)L     State Street, Hong Kong   Total
                                  249,700 FICL        State Street, Bank and TR Co   Total
                                  259,500 FII         Bank of New York Europe LDN   Total
                                  594,541 FII         JP Morgan, Bournemouth   Total
                                   80,000 FIL         Bank of New York, Brussels   Total
                                6,172,539 FIL         Brown Bros Harrimn Ltd Lux   Total
                                  551,800 FIL         JPMorgan, Bournemouth   Total
                                   77,211 FIL         Morgan Stanley, London   Total
                                  526,400 FIL         National Astl BK Melbourne   Total
                                  219,700 FIL         Northern Trust, London   Total
                                  156,900 FIL         State STR BK and TR Co LNDN   (S Total
                               11,011,257 FISL        JP Morgan, Bournemouth   Total
                                  169,700 FMRCO       Northern Trust London   Total
                                  278,000 FMTC        Bank of New York   Total
                                  766,900 FMTC        Brown Brothers Harriman & Co   Total
                                  240,400 FMTC        JPMorgan Chase Bank   Total
                                  311,800 FMTC        Northern Trust Co   Total
                                  724,500 FMTC        State Street Bank & TR Co   Total
                                  178,800 FPM         Bank of New York Brussels   Total
                                   16,700 FPM         Chase Manhattan London   Total
                                  121,200 FPM         Chase Manhttn BK AG Frnkfrt   (S Total
                                   14,200 FPM         Dexia Private Bank   Total
                                  367,033 FPM         HSBC Bank Plc   Total
                                  968,663 FPM         JPMorgan, Bournemouth   Total
                                   87,000 FPM         JPMorgan Chase Bank   Total
                                1,660,956 FPM         Northern Trust London   Total
                                1,423,022 FPM         State STR BK & TR Co LNDN   (S Total
                               27,228,122             Grand Total Ordinary Shares

The following number of ordinary shares held is based on the assumed conversion of 3.000 ADR's

(2 ordinary shares for each ADR)

                                    6,000 FMRCO       Brown Brothers Harriman & Co
                                    6,000             Grand Total ADR Shares

Total Ordinary Shares + ADR's  27,234,122

Current ownership                   13.04%
percentage:

Shares in Issue:              208,777,072

Change in holdings             +1,495,930 Ordinary Shares
since last filing:





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 29/06/2005